Filed pursuant to Rule 253(g)(2)

File No. 024-11648

This Supplement No. 3, dated May 3, 2023 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated March 27, 2023, of Landa App 2 LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update certain information for the following Series (the “Updated Series”):

●	Landa App 2 LLC - 235 Celery Avenue N Jacksonville FL LLC
●	Landa App 2 LLC - 580 Dorothy Street Barlow FL LLC
●	Landa App 2 LLC - 28 E Hammon Drive Apoka FL LLC
●	Landa App 2 LLC - 6716 Mopsy Lane Jacksonville FL LLC
●	Landa App 2 LLC 1434 Shirley Drive Lakeland FL LLC
●	Landa App 2 LLC - 8990 Doris Lane Jacksonville FL LLC
●	Landa App 2 LLC - 1096 Vincent Drive Mount Dora FL LLC
●	Landa App2 LLC - 301 Woodstream Drive Gastonia NC LLC
●	Landa App 2 LLC - 1120 9th Court Pleasant Grove AL LLC
●	Landa App 2 LLC - 179 Poplar Springs Drive Mulga AL LLC
●	Landa App 2 LLC - 4464 Willow Street Gardendale AL LLC
●	Landa App 2 LLC - 7817 3rd Street South Biirmingham AL LLC
●	Landa App 2 LLC - 1713 Alfen Street Jacksonville FL LLC
●	Landa App 2 LLC - 1744 Mountain Drive Tarrant AL LLC
●	Landa App 2 LLC - 6820 66th Street South Birmingham AL LLC
●	Landa App 2 LLC - 650 Willow Bend Lane Bessemer AL LLC
●	Landa App 2 LLC - 113 Hughes Avenue Sanford FL LLC
●	Landa App 2 LLC - 5844 Willow Crest Drive Pinson AL LLC
●	Landa App 2 LLC - 1625 W Mcfarland Avenue Gastonia NC LLC
●	Landa App 2 LLC - 913 2nd Street Kings Mountain NC LLC
●	Landa App 2 LLC - 200 15th Court Northwest Center Point AL LLC
●	Landa App 2 LLC - 503 8th Street South Bessemer AL LLC
●	Landa App 2 LLC - 503 East Robinson Street Dallas NC LLC
●	Landa App 2 LLC - 4037 Stone Drive Bessemer AL LLC
●	Landa App 2 LLC - 4601 Sylvaner Lane Birmingham AL LLC
●	Landa App 2 LLC - 8048 Old Plank Road Jacksonville FL LLC
●	Landa App 2 LLC - 340 17th Ave Center Point AL LLC
●	Landa App 2 LLC - 2150 Tishamingo Drive Birmingham AL LLC
●	Landa App 2 LLC - 3029 Cedaridge Drive Tampa FL LLC

LANDA APP 2 LLC

6 W. 18th Street

New York, NY 10011

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

Additional Borrowings and Title Transfer

The tables below (the “Update Tables”) show key information related to each Updated Series and its underlying Property. The information in the Update Tables supersedes any contrary previous information contained in the Master Series Table included in the Offering Circular, which can be found here; all other information in the Offering Circular is otherwise unchanged.

On April 28, 2023, each of the following Updated Series entered into an Additional Borrowing with L Finance LLC, the terms of which are listed in the table below. Each Additional Borrowing is secured by the Property underlying the respective Updated Series and any other assets of the Updated Series.

Series	Loan Amount	Annual Interest Rate	Loan Date	Maturity Date
Landa Series 235 Celery Avenue N	$184,875	(1)	04/28/2023	04/28/2024
Landa Series 580 Dorothy Street	$137,750	(1)	04/28/2023	04/28/2024
Landa Series 28 E Hammon Drive	$155,875	(1)	04/28/2023	04/28/2024
Landa Series 6716 Mopsy Lane	$137,750	(1)	04/28/2023	04/28/2024
Landa Series 1434 Shirley Drive	$156,600	(1)	04/28/2023	04/28/2024
Landa Series 8990 Doris Lane	$83,375	(1)	04/28/2023	04/28/2024
Landa Series 1096 Vincent Drive	$210,250	(1)	04/28/2023	04/28/2024
Landa Series 301 Woodstream Drive	$160,950	(1)	04/28/2023	04/28/2024
Landa Series 1120 9th Court	$94,250	(1)	04/28/2023	04/28/2024
Landa Series 179 Poplar Springs Drive	$98,238	(1)	04/28/2023	04/28/2024
Landa Series 4464 Willow Street	$177,625	(1)	04/28/2023	04/28/2024
Landa Series 7817 3rd Street South	$76,125	(1)	04/28/2023	04/28/2024
Landa Series 1713 Alfen Street	$112,375	(1)	04/28/2023	04/28/2024
Landa Series 1744 Mountain Drive	$87,000	(1)	04/28/2023	04/28/2024
Landa Series 6820 66th Street South	$108,025	(1)	04/28/2023	04/28/2024
Landa Series 650 Willow Bend Lane	$119,625	(1)	04/28/2023	04/28/2024
Landa Series 113 Hughes Avenue	$201,550	(1)	04/28/2023	04/28/2024
Landa Series 5844 Willow Crest Drive	$155,875	(1)	04/28/2023	04/28/2024
Landa Series 1625 W Mcfarland Avenue	$175,450	(1)	04/28/2023	04/28/2024
Landa Series 913 2nd Street	$108,750	(1)	04/28/2023	04/28/2024
Landa Series 200 15th Court Northwest	$82,650	(1)	04/28/2023	04/28/2024
Landa Series 503 8th Street South	$87,000	(1)	04/28/2023	04/28/2024
Landa Series 503 East Robinson Street	$107,300	(1)	04/28/2023	04/28/2024
Landa Series 4037 Stone Drive	$137,750	(1)	04/28/2023	04/28/2024
Landa Series 4601 Sylvaner Lane	$205,900	(1)	04/28/2023	04/28/2024
Landa Series 8048 Old Plank Road	$221,125	(1)	04/28/2023	04/28/2024
Landa Series 340 17th Ave	$100,050	(1)	04/28/2023	04/28/2024
Landa Series 2150 Tishamingo Drive	$94,250	(1)	04/28/2023	04/28/2024
Landa Series 3029 Cedaridge Drive	$250,850	(1)	04/28/2023	04/28/2024

(1)	Each Additional Borrowing bears interest at a rate that is the higher of SOFR+7%, or 12.5%.

The foregoing is a summary of the terms of the Additional Borrowings and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Additional Borrowings, forms of which are filed as Exhibit 6.1, Exhibit 6.2 and Exhibit 6.3, respectively, to our Form 1-U, filed on May 3, 2023, which can be found here.

Additonally, on April 28, 2023, Landa Properties LLC ("Landa Properties”) transferred title (the “Transfer’) to the following properties (“Properties”) to the applicable Updated Series, as set forth in the Updated Table below. In connection with the Transfer, Landa Properties also assigned the applicable lease agreement for each of the Properties underlying the Updated Series to the applicable Updated Series.

Series	Property
Landa App 2 LLC - 235 Celery Avenue N Jacksonville FL LLC	235 Celery Avenue N, Jacksonville, FL, 32220
Landa App 2 LLC - 580 Dorothy Street Barlow FL LLC	580 Dorothy Street, Bartow, FL, 33830
Landa App 2 LLC - 28 E Hammon Drive Apoka FL LLC	28 E Hammon Drive, Apopka, FL, 32703
Landa App 2 LLC - 6716 Mopsy Lane Jacksonville FL LLC	6716 Mopsy Lane, Jacksonville, FL, 32210
Landa App 2 LLC 1434 Shirley Drive Lakeland FL LLC	1434 Shirley Drive, Lakeland, FL, 33810
Landa App 2 LLC - 8990 Doris Lane Jacksonville FL LLC	8990 Doris Lane, Jacksonville, FL, 32220
Landa App 2 LLC - 1096 Vincent Drive Mount Dora FL LLC	1096 Vincent Drive, Mount Dora, FL, 32757
Landa App2 LLC - 301 Woodstream Drive Gastonia NC LLC	301 Woodstream Drive, Gastonia, NC, 28056
Landa App 2 LLC - 1120 9th Court Pleasant Grove AL LLC	1120 9th Court, Pleasant Grove, AL, 35127
Landa App 2 LLC - 179 Poplar Springs Drive Mulga AL LLC	179 Poplar Springs Drive, Mulga, AL, 35118
Landa App 2 LLC - 4464 Willow Street Gardendale AL LLC	4464 Willow Street, Gardendale, AL, 35071
Landa App 2 LLC - 7817 3rd Street South Biirmingham AL LLC	7817 3rd Avenue S, Birmingham, AL, 35206
Landa App 2 LLC - 1713 Alfen Street Jacksonville FL LLC	1713 Alfen Street, Jacksonville, FL, 32254
Landa App 2 LLC - 1744 Mountain Drive Tarrant AL LLC	1744 Mountain Drive, Tarrant, AL, 35217
Landa App 2 LLC - 6820 66th Street South Birmingham AL LLC	6820 66th Street S, Birmingham, AL, 35212
Landa App 2 LLC - 650 Willow Bend Lane Bessemer AL LLC	650 Willow Bend Ln, Bessemer, AL, 35023
Landa App 2 LLC - 113 Hughes Avenue Sanford FL LLC	113 Hughes Avenue, Sanford, FL, 32771
Landa App 2 LLC - 5844 Willow Crest Drive Pinson AL LLC	5844 Willow Crest Drive, Pinson, AL, 35126
Landa App 2 LLC - 1625 W Mcfarland Avenue Gastonia NC LLC	1625 W McFarland Avenue, Gastonia, NC, 28054
Landa App 2 LLC - 913 2nd Street Kings Mountain NC LLC	913 2nd Street, Kings Mountain, NC, 28086
Landa App 2 LLC - 200 15th Court Northwest Center Point AL LLC	200 15th Court NW, Center Point, AL, 35215
Landa App 2 LLC - 503 8th Street South Bessemer AL LLC	503 8th Street S, Bessemer, AL, 35020
Landa App 2 LLC - 503 East Robinson Street Dallas NC LLC	503 E Robinson Street, Dallas, NC, 28034
Landa App 2 LLC - 4037 Stone Drive Bessemer AL LLC	4037 Stone Drive, Bessemer, AL, 35022
Landa App 2 LLC - 4601 Sylvaner Lane Birmingham AL LLC	4601 Sylvaner Lane, Birmingham, AL, 35244
Landa App 2 LLC - 8048 Old Plank Road Jacksonville FL LLC	8048 Old Plank Road, Jacksonville, FL, 32220
Landa App 2 LLC - 340 17th Ave Center Point AL LLC	340 17th Ave, Center Point, AL 35215
Landa App 2 LLC - 2150 Tishamingo Drive Birmingham AL LLC	2150 Tishamingo Drive Birmingham, AL 35217
Landa App 2 LLC - 3029 Cedaridge Drive Tampa FL LLC	3029 Cedaridge Drive Tampa, FL 33618

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